SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 29 August 2003


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------





August 29, 2003


                   BP AND AAR CLOSE RUSSIAN TRANSACTION, AND
                    AGREE TO INCLUDE SLAVNEFT IN NEW COMPANY

BP and the Alfa Group and Access-Renova (AAR) today announced that they have completed the deal to combine their Russian and Ukrainian oil and gas businesses. The completion is the final step in the creation of TNK-BP, a new company owned and managed 50:50 by BP and AAR.


BP said it would pay AAR an immediate $2.6 billion in cash for its stake in the new company, together with three annual tranches of $1.25 billion in BP shares payable on the anniversaries of today's closing.


In addition, BP said it had reached agreement with AAR to incorporate AAR's 50 per cent interest in Slavneft into TNK-BP in return for a cash payment by BP of $1.35 billion, subject to adjustments.


BP said the main transaction did not for the moment include its share of the Sakhalin interest, which it originally intended to contribute to TNK-BP. The formation of a Sakhalin joint venture with licence partner Rosneft was still under negotiation and the Sakhalin interest could be contributed to TNK-BP at a later date.


BP said the exclusion of Sakhalin, together with interest and other minor adjustments, accounted for the slight rise in its initial cash payment to AAR to $2.6 billion, up from the $2.4 billion estimate announced in June.

Completion of the Slavneft deal, which is subject to the approval of the regulatory authorities of the EU, Russia and Belarus, is expected before the end of the year. The deal will be effective from May 1, 2003.


Commenting on the new company, BP chief executive Lord Browne said: "The creation of TNK-BP represents great progress towards meeting BP's long-term commitment to Russia. In just seven months, a truly major oil and gas company has emerged as an operating and competitive reality. The addition of the Slavneft interest into TNK-BP represents an important step in the building of the future of the company."


TNK-BP is Russia's third largest oil and gas company, producing some 1.2 million barrels a day from its main oil fields in West Siberia and the Volga Urals. Completion of the Slavneft acquisition will increase TNK-BP's production by some 160,000 barrels a day.


Notes to Editors:


- The completion of the transaction makes BP the world's second largest private-sector producer of oil and gas, with TNK-BP alone the tenth largest.

Slavneft:

- As of December 31, 2002, under Russian accounting standards, the Slavneft group reported total net assets of $890 million, and 2002 profit after tax (before exceptional items and minority interest) of $430m.


- TNK/AAR holds an approximately 50 per cent interest in the Slavneft group.The Slavneft interest is held jointly with Sibneft and was acquired through a number of transactions, including the Slavneft privatisation in December 2002.


Further enquiries:


Peter Henshaw, BP Russia, Moscow: + 7095 787 6009

BP press office, London, tel: +44 (0)20 7496 5256/4708/4324/4827/4358



ADDITIONAL DATA


TRANSACTION CONTEXT


- The largest transaction in Russian corporate history

- The largest foreign direct investment in Russia.


ASSETS:


TNK-BP (excluding Slavneft)


- Workforce of approximately 113,000 people

- Proven resources of 5.2 billion barrels of oil equivalent (710 million tonnes) of which 3.2 billion barrels are expected to be recovered prior to lease renewal

- Production of 1.2 million barrels of oil a day (60 million tonnes a year)

- Rising output - up 8 per cent in 2002, up 11 per cent in 2003
  (quarter-on-quarter basis)

- Main fields output: West Siberia (Samotlor, Nizhnevartovskoye Nefedobyvaushee Predpriyatie, Nyagan), about 800,000 barrels a day (40 million tonnes a year); Volga Urals (Orenburgneft), about 400,000 barrels a day (20 million tonnes a year)

- Strong export base - this year more than 50 per cent of total production has been exported as crude and 15 per cent as refined product

- Five refineries in Russia and Ukraine (including Ryazan and Lisichansk), with throughput of 500,000 barrels a day (25 million tonnes a year)

- More than 2,100 retail filling stations in Russia and Ukraine

- More than 20 per cent share of the Moscow retail market.


Slavneft (100 per cent - owned 50/50 with Sibneft)

- Proven resources of some 1.6 billion barrels of oil of which some 1 billion barrels are expected to be recovered prior to lease renewal

- Production of 294,000 barrels of oil a day in 2002

- Rising output - up 17 per cent in 1Q 2003 over 1Q 2002

- Two refineries in Russia (Yaroslavl) and interest in Mozyr refinery (Belarus) with total throughput of 384,000 barrels a day

- More than 570 retail filling stations in Russia.


STRUCTURE


- TNK-BP is a single new holding and operating company, registered in the British Virgin Islands

- President and chief executive officer, Robert Dudley; executive director, German Khan; chief operating officers, Victor Vekselberg and Larry McVay (deputy); chief financial officer, Kent Potter

- TNK-BP has a ten-member board of directors - with five members appointed by AAR and five by BP. TNK-BP chairman is Mikhail Fridman and Rodney Chase is deputy chairman.





                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 29 August 2003                   /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary